

September 18, 2012

Via E-mail
Mark Pruzanski, M.D.
President and Chief Executive Officer
Intercept Pharmaceuticals, Inc.
18 Desbrosses Street
New York, NY 10013

>   **Re: Intercept Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 4, 2012**
>   **File No. 333-183706**

Dear Dr. Pruzanski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Stock-Based Compensation and Warrant Liability, page 58

2. While you state in response to comment 2 that you used the PWERM approach to determine your enterprise value and related allocation to your common stockholders, it is unclear how you determined your enterprise value underlying each of the exit scenarios you identify. As a result, for each exit scenario you identify on pages 60 and 61, please

revise your disclosure to clarify how you estimated your enterprise value at each valuation date. In your revised disclosure:

- describe the valuation approaches used;
- discuss the major assumptions used for each valuation approach;
- discuss how you determined that the assumptions used to determine fair value were reasonable and appropriate for your stage of development;
- discuss whether you used different approaches or assumptions under different exit scenarios, and if so, why; and
- discuss the variance between the enterprise values underlying each exit scenario at each valuation date.

3. Please tell us whether, and if so by how much, the events described on pages 61 and 62 impacted your enterprise value. If these events did not change your enterprise value, please explain why not.

4. Please tell us what the estimated fair value of the common stock would have been at July 31, 2012 if you had assumed 100% probability for the IPO scenario. Separately explain to us why you did not use a higher probability of completing the IPO at that date and bridge for us the underlying differences between this value and the midpoint of your anticipated IPO price range.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

5. Both of the audit reports reference information included in the inception-to date under ASC 915-205-45-2 that does not appear in your filing. As the inception-to-date information is identified in the referenced guidance as "additional information" it must be audited in its entirety. Accordingly, as originally requested in comment 32 of our July 17, 2012, please obtain an auditor's report that covers the financial statements for the period from inception to December 31, 2011. In this regard, the auditor's report may refer to the predecessor auditor's report that must continue to be included in your filing.

Notes to Consolidated Financial Statements
3. Significant Agreements, F-11

6. We acknowledge your response to comment 9. Please address the following additional comments:

- In your disclosure added in Note 2M on page F-11 you indicate in part that a substantive milestone is commensurate with the enhanced value of the intellectual property as a result of the milestone achievement. ASC 605-28-25-2a requires a substantive milestone to be commensurate with either the vendor's performance or the enhanced value as a result of a specific outcome resulting from the vendor's performance. Please demonstrate to us how your performance impacts the achievement of these milestones and revise your disclosure accordingly.

- Please revise your disclosure added in Note 3 to disclose the nature of your development milestones.
- We do not believe that the disclosure of an individually significant milestone would be confusing or misleading and is required to comply with the guidance in ASC 605-28-50-2b to disclose each individual milestone. As a result, please disclose the requested information for any individually significant milestones. In this disclosure, you may qualify, if true, that you do not expect to achieve these milestones for at least several years as represented in your response.

7. Warrants to Purchase Common Stock, page F-17

7. The analysis you provide in response to comment 12 provides only one scenario as of the latest balance sheet date for one instrument and does not appear to contemplate the need to raise capital, at potentially lower prices that would trigger your down-round provisions, at each period end impacting the historical financial statements presented in your filing. As a result please restate your financial statements as necessary to employ the use of a binomial/lattice or simulation model for these instruments. Alternatively, provide us an analysis as of December 31, 2009, 2010 and 2011 and June 30, 2011 and 2012 as well as for the years 2010 and 2011 and the six months ended June 30, 2011 and 2012 that demonstrates for all of your instruments that the impact between the use of the Black-Scholes model is not materially different from a binomial/lattice or simulation model. Please provide this analysis using a binomial/lattice or simulation model or demonstrate to us how the methodology you use contemplates the factors included in such models, including, but not limited to the fact that:

- you raised capital at various times since the issuance of your first financing that included warrants with down-round provisions, demonstrating your need to fund operations through external means;
- there was no guarantee that these subsequent rounds of financing would not trigger warrant exercise price adjustments under the down-round provisions; and
- you must use reasonable assumptions for all relevant variables that would have applied at each such balance sheet date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Nakada at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Bryan Pitko at (202) 551-3203, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Scott A. Samuels, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        One Financial Center
        Boston, MA 02111